UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-34900

TAL EDUCATION GROUP

TAL Building No.1

Courtyard No. 9, Qixin Middle Street, Changping District

Beijing 102200

People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAL Education Group

By:	/s/ Alex Zhuangzhuang Peng
Name: Alex Zhuangzhuang Peng
Title: President and Chief Financial Officer

Date: October 30, 2025

Exhibit Index

Exhibit 99.1 - Press Release - TAL Education Group Announces Unaudited Financial Results for the Second Fiscal Quarter Ended August 31, 2025 and Issues Notice of Annual General Meeting

Exhibit 99.2 - Notice of Annual General Meeting